SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the year ended: December 31, 2005

___  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission file number: 1-9410

COMPUTER TASK GROUP INCORPORATED
401(k) RETIREMENT PLAN
(Full title of the Plan)

COMPUTER TASK GROUP INCORPORATED
(Name of issuer of the securities held pursuant to the Plan)

800 Delaware Avenue
Buffalo, New York 14209
(Address of principal executive office of the issuer)

FINANCIAL STATEMENTS

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

DECEMBER 31, 2005

with

REPORT OF INDEPENDENT REGISTERED

 PUBLIC ACCOUNTING FIRM

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

CONTENTS

Page

Report of Independent Registered Public

 Accounting Firm

1

Financial Statements:

Statements of Net Assets Available for Plan Benefits

2

Statements of Changes in Net Assets Available for Plan Benefits

3

Notes to the Financial Statements

4 - 7

Supplemental Schedule:

Schedule of Assets Held for Investment

 Purposes at December 31, 2005

8

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

 Computer Task Group, Inc.

 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of Computer Task Group, Inc. 401(k) Retirement Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Computer Task Group, Inc. 401(k) Retirement Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2005 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York

June 19, 2006

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31,

ASSETS	2005	2004

Investments at market value:
Shares of registered investment companies	$104,037,834	$101,025,404
Commingled funds	10,418,863	9,452,807
Employer securities	838,192	1,200,192
Participant loans	1,236,682	1,262,313
	116,531,571	112,940,716
Receivables:
Employer contributions	267	8,412

Net assets available for plan benefits	$116,531,838	$112,949,128

See accompanying notes.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the Years Ended December 31,

	2005	2004
Sources of net assets:
Employee contributions	$10,335,454	$8,143,092
Employer contributions	2,098,021	1,665,118
Interest and dividend income	4,735,497	2,595,815
Realized (loss) gain on investment transactions	(128,893)	2,651,677
Unrealized gain on investment transactions	2,166,325	6,751,042
Total sources of net assets	19,205,188	21,806,744

Applications of net assets:
Termination benefits and withdrawal payments	15,613,618	29,937,460
Administrative expenses	8,860	10,141
Total applications of net assets	15,622,478	29,947,601

Increase (decrease) in net assets	3,582,710	(8,140,857)

Net assets available for plan benefits:
Beginning of year	112,949,128	121,089,985

End of year	$116,531,838	$112,949,128

See accompanying notes.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. - DESCRIPTION OF THE PLAN

The following description of the Computer Task Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan with salary reduction features as permitted under Section 401(k) of the Internal Revenue Code.  The Plan is funded by employee and employer contributions and covers substantially all employees of Computer Task Group, Inc. (CTG) who complete one hour of service.  Broker commissions associated with investment transactions are paid by the Plan.  The assets of the Plan are maintained in mutual funds, commingled funds and employer stock held by MFS Retirement Services (MFS).  Reliance Trust Company is the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions - The Plan provides for employee pre-tax contributions of 1% to 30% of salary, up to the maximum annual limitations allowed by the Internal Revenue Code.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The Company may contribute one-half of each participant's elective contribution, not to exceed 2% of compensation for employees who work at least 1 hour during the Plan year.  In addition, the Plan may contribute a discretionary supplemental matching contribution.  The supplemental matching contribution is equal to one-half of each participant’s elective contribution greater than 4%, but less than or equal to 6% of compensation for employees who work at least 1,000 hours during the Plan year, and complete one year of service.   Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Participants may change their investment allocation on a daily basis.

Vesting - Participants are vested immediately in their contributions plus actual earnings or less actual losses thereon.  Participants become 20% vested in employer contributions after two years, 50% after three years of service and fully vested after four years of service.  Should the Plan be deemed top-heavy, an alternate vesting schedule will apply for those top-heavy years.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100 percent vested in their employer contributions.

Forfeitures - Amounts forfeited by participants are used to reduce future employer contributions.  For the year ended December 31, 2005, forfeited nonvested accounts totaled $426,564 ($357,775 - 2004).

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. - DESCRIPTION OF THE PLAN (CONTINUED)

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  Loan terms range from 1-5 years and may exceed five years for the purchase of a primary residence.  The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest is paid ratably through payroll deductions.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings or losses, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Withdrawals and Distributions - Unless a participant elects otherwise, distributions will be made as soon as practical after a participant’s normal retirement date or actual retirement date occurs.  The normal retirement date is the date upon which a participant reaches age 65.

Participants may receive their accumulated vested benefits held by the Plan’s trustee upon termination of employment or elect to keep their vested balance in the Plan until the earlier of normal retirement age, death, or disability, if their account balance is in excess of $1,000.  If the participant elects to keep their vested interest in the Plan, the participant’s account will continue to receive its share of earnings and losses.

Participants who attained age 59-1/2, but who are not separated from service, may withdraw from the Plan up to 100% of the value of their non-forfeitable interest in the Plan by request.

NOTE 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accounts of the Plan are maintained on an accrual basis of accounting.

Accounting Estimates - The process of preparing financial statements requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein.  Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.  Accordingly, actual results may differ from estimated amounts.

Investment Valuation and Income Recognition - Through April 1, 2004 the Plan's assets were invested in the common stock of Computer Task Group, Inc. and several mutual funds through Fidelity Management Trust Company (Fidelity), the Plan custodian and trustee.  Effective April 1, 2004, the Plan switched custodians from Fidelity to MFS Retirement Services (MFS).  As of December 31, 2005 and 2004 the Plan invests principally in various mutual funds, commingled funds and common stock of Computer Task Group, Inc.  All investments are presented at market value based upon quoted market prices.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Commingled funds are carried at stated unit value of the funds, which are derived from the fair value of the underlying investments.  Participant loans are valued at their outstanding balances, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Uncertainties - The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits - Benefits are recorded when paid.

Income Taxes - The Internal Revenue Service has issued a favorable determination letter dated October 11, 2002 on the tax status of the Plan.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Accordingly, income taxes have not been provided for in the accompanying financial statements as applicable federal and state regulations exempt the Plan and related trust fund from such taxes.

Recent Accounting Pronouncements – In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) AAG INV-1 & SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”.  The FSP addresses the application of contract value accounting for benefit-responsive investment contracts owned by certain stable-value commingled pools, such as a Trust.  While the FSP permits the continued use of contract value accounting to determine the net asset value of the Trust, it will require several changes in financial statement presentation and disclosure, including presentation of both the fair value and contract value for benefit-responsive investment contracts.  The FSP will be effective for years ending after December 16, 2006.  If comparative financial statements are presented, the guidance in the FSP shall be applied retroactively to all prior periods presented.  Management has not yet determined the impact of the adoption of the FSP on the financial statements of the Plan.

NOTE 3. - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2005	2004

MFS Growth Allocation A	$28,553,528	$29,471,717
MFS Value A	$14,875,414	$14,909,829
MFS Moderate Allocation A	$11,373,810	$11,400,711
MFS Fixed Fund	$10,418,863	$9,452,807
Fidelity Low-Priced Stock	$10,396,855	$10,846,705
MFS Research Bond A	$7,969,284	$8,037,345
Templeton Foreign A	$6,905,526	$6,455,158
American Funds Growth Fund of America	$6,344,332	$-

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3. - INVESTMENTS (CONTINUED)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,037,432 for the year ended December 31, 2005 ($9,402,719 - 2004) as follows:

	2005	2004

Shares of registered investment
companies	$2,378,736	$9,065,628

Commingled funds	(618)	(450)

Employer securities	(340,686)	337,541

Total appreciation	$2,037,432	$9,402,719

NOTE 4. - PARTY-IN-INTEREST TRANSACTIONS

For the period January 1, 2004 to April 1, 2004, the Plan investments were shares of mutual funds managed by Fidelity Management Trust Company.  Fidelity Management Trust Company was the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  The assets were transferred to MFS on April 1, 2004 who currently holds and manages the funds, therefore these transactions qualify as party-in-interest.  Fees paid by the Plan for the investment management services amounted to $8,860 for the year ended December 31, 2005 ($10,141 - 2004).  The Plan also invests in CTG, Inc. common stock.  CTG, Inc. is the Plan sponsor, and therefore, transactions qualify as party-in-interest.  Investment income from investments sponsored by MFS and CTG, Inc. amounted to $3,537,155 for the year ended December 31, 2005 ($8,488,936 - 2004).

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2005

Identity
of		Fair Market
Issuer	Description of Investment	Value

MFS*	MFS Growth Allocation A	$28,553,528
MFS*	MFS Value A	14,875,414
MFS*	MFS Moderate Allocation A	11,373,810
MFS*	MFS Fixed Fund	10,418,863
Fidelity Management Trust Fund	Fidelity Low Priced Stock	10,396,855
MFS*	MFS Research Bond A	7,969,284
Templeton	Templeton Foreign A	6,905,526
American Funds	American Funds Growth Fund of America	6,344,332
Dreyfus	Dreyfus Basic S&P 500 Index	4,122,543
American Funds	American Funds Amcap	3,888,865
Lords Abbett	Lord Abbett Mid Cap Value A	3,230,733
MFS*	MFS Conservative Allocation A	2,081,807
Franklin	Franklin Small-Mid Cap Growth A	1,917,736
MFS*	MFS Aggressive Growth Allocation A	1,534,866
Royce	Royce Low Priced Stock	804,969
MFS*	MFS Money Market	37,566
CTG*	CTG Stock Fund	838,192
CTG 401(k) Retirement Plan*	Participant Loan Fund (interest rates ranging
	from 5%-10%)	1,236,682

		$116,531,571

*The above named institution is a party-in-interest.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

By: /s/ Peter P. Radetich
Date: June 28, 2006

Name: Peter P. Radetich
Title: Member, Retirement Plan Committee

Exhibit Index

Exhibit No.                      Description

Exhibit 23                         Consent of Independent Registered Public Accounting Firm